January 10, 2017

BY EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Terry French, Accounting Branch Chief

RE:	Shenandoah Telecommunications Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed November 7, 2016
File No. 000-09881

Dear Mr. French:

Shenandoah Telecommunications Company (the “Company”) acknowledges receipt of the comment letter (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated December 29, 2016, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016.

The Comment Letter requires that the Company either respond to the comment in the Comment Letter within 10 business days or inform the Staff when the Company will respond.  This letter is to confirm a verbal request for an extension by the Company was granted by Ms. Jamie Kessel, Staff Accountant of the Staff, in a phone conversation on January 9, 2017.  The Company intends to respond to the Staff on or before January 31, 2017.  The Company greatly appreciates the Staff’s accommodation in this matter.

Please contact me at (540) 984-5040 if you have any questions regarding this letter.

Respectfully submitted,

Shenandoah Telecommunications Company

/s/ Raymond B. Ostroski
By:	Raymond B. Ostroski
Title:	Vice President – Legal and General Counsel

cc:	Carlos Pacho, Senior Assistant Chief Accountant
Jamie Kessel, Staff Accountant
Christopher French, Chief Executive Officer, Shenandoah Telecommunications Company
Adele Skolits, Chief Financial Officer, Shenandoah Telecommunications Company

500 SHENTEL WAY • P.O. BOX 459 • EDINBURG, VIRGINIA 22824-0459